Exhibit 15.a (ii)

Eni S.p.A.

Estimated

Future Reserves and Income

Attributable to Certain Interests

SEC Parameters

As of

December 31, 2025

/s/ Andres Suárez López
Andres Suárez López, P.E.
TBPELS License No. 140037
Vice President

[SEAL]

RYDER SCOTT COMPANY, L.P.

TBPELS Firm Registration No. F-1580

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

TBPELS REGISTERED ENGINEERING FIRM F-1580
1100 LOUISIANA SUITE 4600	HOUSTON, TEXAS 77002-5294	TELEPHONE (713) 651-9191

February 11, 2026

Eni S.p.A

Mr. Alessandro Tiani

Head of Reserves

Via Emilia 1

20097 San Donato Milanese

Milano,
Italy

Dear Mr. Tiani:

At the request of Eni S.p.A. (Eni), Ryder Scott Company, L.P (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as prepared by Eni’s engineering and geological staff as of December 31, 2025 based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  Our third party reserves audit, completed on January 30, 2026, and presented herein, was prepared for public disclosure by Eni in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.  Eni has indicated that the proved net reserves attributable to the properties that we reviewed account for 16.0 percent of their total net proved remaining hydrocarbon reserves.  The subject properties are located in the following three geographic locations:

•         Africa

•         Asia

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or Reserves Information prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities and/or Reserves Information.”  Reserves Information may consist of various estimates pertaining to the extent and value of petroleum properties.

Based on our review, including the data, technical processes and interpretations presented by Eni, it is our opinion that the overall procedures and methodologies utilized by Eni in preparing their estimates of the proved reserves as of December 31, 2025 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Eni are, in the aggregate, reasonable within 5 percent of Ryder Scott’s estimates which is less than the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.  Ryder Scott found the processes and controls used by Eni in their estimation of proved reserves to be effective, and, in the aggregate, we found no bias in the utilization and analysis of data in estimates for these properties.

SUITE 2800, 350 7TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3N9	TEL (403) 262-2799
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RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party

February 11, 2026

The conclusions discussed in this report are related to hydrocarbon prices.  Eni has informed us that in preparation of their reserves and income projections, as of December 31, 2025, they used average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations.  Actual future prices may vary considerably from the prices required by SEC regulations; therefore, volumes of reserves actually recovered may differ significantly from the estimated quantities audited by Ryder Scott.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.

The various proved reserves status categories are defined in the attachment entitled “PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.  The audited proved gas volumes included gas consumed in operations as reserves; however, these gas volumes are not included in the gross revenue. Non-hydrocarbon or inert gas volumes have been excluded from the reserves reported herein.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.”  All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Eni’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.”  The proved reserves included herein were estimated using deterministic methods.  If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”

Proved reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.  For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.”  Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, could be more or less than the estimated amounts.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party

February 11, 2026

The proved reserves reported herein are limited to the period prior to expiration of current contracts providing the legal rights to produce, or a revenue interest in such production, unless evidence indicates that contract renewal is reasonably certain.  Furthermore, properties in the different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to Eni for the production of these volumes.  The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts.  Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with Eni the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof.  Ryder Scott has not conducted an exhaustive audit or verification of such contractual information.  Neither our review of such contractual information nor our acceptance of Eni’s representations regarding such contractual information should be construed as a legal opinion on this matter.

Ryder Scott did not evaluate the country and geopolitical risks in the countries where Eni operates or has interests.  Eni’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered, and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves audited herein were based upon a detailed study of the properties in which Eni derives an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations.  The first determination results in the estimation of the quantities of recoverable oil and gas, and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures.  These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy.  These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves.  Reserves evaluators must select the method or combination of methods which in their professional judgment, is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator.  When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves.  If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator.  Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported.  For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely to be achieved than not.”  The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.”  The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.”  All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party

February 11, 2026

Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available.  Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves, prepared by Eni, for the properties included herein were estimated by performance methods, material balance, analogy methods, the volumetric method, or a combination of performance, material balance, and volumetric methods.  These performance methods include, but may not be limited to, decline curve analysis, volumetric, material balance, and analogy, which utilize extrapolations of historical production and pressure data available through August 2025 in those cases where such data were considered to be definitive.  The data utilized in this analysis were supplied to Ryder Scott by Eni and were considered sufficient for the purpose thereof.  The volumetric method was used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.  The volumetric analysis utilized pertinent well and seismic data supplied to Ryder Scott by Eni that were available through October 2025.  The data utilized from the well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions, including the prices and costs at which economic producibility from a reservoir is to be determined.  While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Eni has informed us that they have furnished us all of the material accounts, records, geological and engineering data, reports and other data required for this investigation.  In preparing our forecast of future proved production and income, we have relied upon data furnished by Eni with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or contract areas, other costs such as transportation and/or processing fees and production taxes, recompletion and development costs, certain abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Eni.  We consider the factual data used in this report appropriate and sufficient for the purpose of our investigations.

In summary, we consider the assumptions, data, methods, and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to conduct the audit of reserves of the properties described herein.  The proved reserves discussed herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved reserves reviewed in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party

February 11, 2026

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data.  If no production decline trend has been established, future production rates were held constant or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated.  An estimated rate of decline was then applied until depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing.  For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Eni.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production.  Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

As stated previously, proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions, including the prices and costs at which economic producibility from a reservoir is to be determined.  To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Eni relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices furnished by ENI for the properties reviewed by us are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party

February 11, 2026

Eni furnished us with the above mentioned average prices in effect on December 31, 2025.  Eni has assured us that these initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold.  The average dated Brent oil price of $69.512/bbl was used by Eni.  Eni also provided us with the gas prices based on their gas sales agreements.  The average realized prices provided by Eni for the properties reviewed by us are as follows:

Geographic Area	Product	Average Proved Realized Prices
Africa	Oil	$68.44/bbl
	Condensate	$57.35/bbl
	Gas	$9.24/Mcf
Asia	Oil	$63.80/bbl
	Condensate	N/A
	Gas	$2.00/Mcf

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions and/or distance from market, referred to herein as “differentials.”  The differentials used in the preparation of this report were furnished to us by Eni.  The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Eni to determine these differentials.

Costs

Operating costs furnished by Eni for the properties reviewed by us were based on the operating expense reports of Eni and include only those costs directly applicable to the reviewed assets.  The operating costs include a portion of general and administrative costs allocated directly to the contract areas and wells.  The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by Eni.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the assets.

Development costs were furnished to us by Eni and are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs.  The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were material.  The estimates of the net abandonment costs furnished by Eni were accepted without independent verification.

The proved developed and undeveloped reserves in this report have been incorporated herein in accordance with Eni’s plans to develop these reserves as of December 31, 2025.  The implementation of Eni’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Eni’s management.  As a result of our inquiries during the course of preparing this report, Eni has informed us that the development activities included herein have been subjected to and received the internal approvals required by Eni’s management at the appropriate local, regional, and/or corporate level.  In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements, or other administrative approvals external to Eni.  Eni has provided written documentation supporting their commitment to proceed with the development activities as presented to us.  Additionally, Eni has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their plans.  While these plans could change from those under existing economic conditions as of December 31, 2025, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by Eni were held constant throughout the life of the properties.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party

February 11, 2026

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have approximately eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.  Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training.  Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to Eni.  Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott.  The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Eni.

We have provided Eni with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Eni and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Eni S.p.A. – Third Party

February 11, 2026

Very truly yours,
RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

/s/ Andres Suarez López
Andres Suarez López, P.E.
TBPELS License No. 140037
Vice President

[SEAL]

AFS (DRO)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Andres Felipe Suarez was the primary technical person responsible for overseeing the estimate of the reserves, future production, and income prepared by Ryder Scott presented herein.

Mr. Suarez, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2015, is a Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Suarez served in a number of engineering and management positions with Hocol S.A. and Halliburton.  For more information regarding Mr. Suarez’s geographic and job-specific experience, please refer to the job-specific Company website at www.ryderscott.com/Experience/Employees.

Mr. Suarez earned a Bachelor of Science degree in Petroleum Engineering from Universidad de America, Bogota, in 1992, a Master's from Texas A&M University, College Station, Texas, in 2008, and International Petroleum Management Program, Business School, Texas A&M University, in 2008. First Place Master Division, Student Paper Contest, Texas A&M University, College Station, Texas, February 9, 2008. Second Place – SPE Gulf Coast Region Student Paper Contest, Austin, Texas, in Spring 2008, “Technical and Economic Viability for a Pilot Project applying Alkaline-Surfactant-Polymer Flooding in San Francisco Field”; and is a registered Professional Engineer in the State of Texas.  He is also a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Suarez fulfills.  As part of his 2025 continuing education hours, Mr. Suarez attended 25 hours of formalized training, including the 2025 RSC Reserves Conference and various professional society presentations specifically relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009, in the Federal Register.  Mr. Suarez has participated as a class instructor for Reservoir Management to PEMEX and the CNH in Mexico and BAPCO Upstream in the Middle East.

Based on his educational background, professional training, and more than 20 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Suarez has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of June 2019.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA).  The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K.  The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”.  The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010.  Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC.  The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods.  Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery.  Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids.  Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations.  Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale.  Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits.  These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible.  Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results).  Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by:

SOCIETY OF PETROLEUM ENGINEERS (SPE)

WORLD PETROLEUM COUNCIL (WPC)

AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)

SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)

SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)

EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs.  Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing

Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)    completion intervals that are open at the time of the estimate but which have not  yet started producing;

(2)    wells which were shut-in for market conditions or pipeline connections; or

(3)    wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)       Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS